As filed with the Securities and Exchange Commission on October 26, 2021.

Registration No. 333-260301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IO Biotech, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-0909276 (I.R.S. Employer Identification Number)

Mai-Britt Zocca

Ole Maaløes Vej 3

DK-2200 Copenhagen N

Denmark

Tel: +45 7070 2980

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Tel: (800) 677-3394

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani Istvan A. Hajdu Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, CA 94104 (650) 565-7000	Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$100,000,000	$9,270

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional common stock that the underwriters have the option to purchase, if any.
(3)	Previously paid in connection with the prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This amendment is being filed solely to file certain exhibits to the Registration Statement as indicated in Item 16 of Part II. No changes are being made to the preliminary prospectus constituting Part I of the Registration Statement or Items 13, 14, 15 or 17 of Part II of the Registration Statement, and the preliminary prospectus has therefore not been included herein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee		$9,270
FINRA filing fee		15,500
Nasdaq Global Market listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

IO Biotech, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the amended and restated certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the registrant has sold and issued the following unregistered securities:

(1)	In May 2018, IO Biotech ApS issued convertible notes to three accredited investors for proceeds of approximately $9.6 million.

(2)

In December 2018, IO Biotech ApS issued and sold an aggregate of 139,744 class B preference shares to three accredited investors at a subscription price of $67.03 per share upon the conversion of convertible notes and interest accrued thereon.

(3)	In July 2019, IO Biotech ApS issued convertible notes to three accredited investors for proceeds of $9.0 million.

(4)

In April 2020, IO Biotech ApS issued and sold an aggregate of 142,437 class B preference shares to three accredited investors at a subscription price of $64.48 per share upon the conversion of convertible notes.

(5)

In July 2020, IO Biotech ApS issued and sold an aggregate of 75,845 class B preference shares to three accredited investors at a purchase price of $67.46 per share for aggregate proceeds of approximately $5.1 million.

(6)

In January 2021, IO Biotech ApS issued and sold an aggregate of 505,520 class C preference shares to 17 accredited investors at a purchase price of $121.55 per share for aggregate proceeds of approximately $61.5 million.

(7)

In March 2021, IO Biotech ApS issued and sold an aggregate of 35,825 class C preference shares to five accredited investors at a purchase price of $121.55 per share for aggregate proceeds of approximately $4.2 million. As a result of entering into a collaboration agreement with Merck in September 2021, the number of class C preference shares issued in March 2021 was adjusted downward to 32,568 class C preference shares.

(8)

In July 2021, IO Biotech ApS granted to its directors, officers, employees, consultants and other service providers warrants to purchase 196,198 class A ordinary shares, at an exercise price of $68.10 per share, which was subsequently adjusted to $44.84 per share.

(9)

In October 2021, IO Biotech ApS granted to its directors, officers, employees, consultants and other service providers warrants to purchase 454,623 class A ordinary shares, at an exercise price of $44.84 per share.

The offers, sales and issuances of the securities described in paragraphs (1) through (7) above were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about IO Biotech ApS.

The offers, sales and issuances of the securities described in paragraph (8) and (9) above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was a service provider of IO Biotech ApS and received the securities under contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the Act), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of IO Biotech, Inc., as amended, to be in effect on the completion of the offering

3.2*	Form of Amended and Restated Bylaws of IO Biotech, Inc., to be in effect on the completion of the offering

4.1*	Form of Common Stock Certificate

5.1*	Opinion of Sidley Austin LLP

10.1+*	Form of Indemnification Agreement

10.2+*	Form of IO Biotech, Inc. 2021 Equity and Incentive Plan and related form agreements, to be in effect on the completion of the offering

10.3+*	Form of IO Biotech, Inc. 2021 Employee Stock purchase Plan and related form agreements, to be in effect on the completion of the offering

10.4†	Option Assignment Agreement, dated as of January 2, 2015, by and between IO Biotech ApS and Herlev Hospital

10.5	Addendum I to Option Assignment Agreement, dated as of May 2, 2016, by and between IO Biotech ApS and Herlev Hospital

10.6†	Framework Assignment Agreement, dated as of May 2, 2016, by and between IO Biotech ApS and Herlev Hospital

10.7†	Assignment Agreement, dated as of January 2, 2017, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.8†	Option Assignment Agreement, dated as of March 27, 2017, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.9†	1st Amendment to Option Assignment Agreement, dated as of December 7, 2018, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.10	2nd Amendment to Option Assignment Agreement, dated as of December 7, 2018, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.11	Agreement on Payment for Specific Services, dated as of January 27, 2021, by and between IO Biotech ApS and Herlev and Gentofte Hospital

10.12†	Clinical Trial Collaboration and Supply Agreement, dated September 7, 2021, by and among IO Biotech ApS, MSD International GmbH and MSD International Business GmbH

10.13*	Investors’ Rights Agreement, dated October , 2021, by and among IO Biotech, Inc. and the Investors and Key Holders party thereto

10.14+	Service Agreement, dated August 21, 2017, by and between IO Biotech ApS and Mai-Britt Zocca

10.15+	Addendum to Service Agreement, dated April 1, 2021, by and between IO Biotech ApS and Mai-Britt Zocca

10.16+	Service Agreement, dated August 21, 2017, by and between IO Biotech ApS and Eva Ehrnrooth

10.17+	Addendum to Service Agreement, dated April 1, 2021, by and between IO Biotech ApS and Eva Ehrnrooth

Exhibit Number	Description

21.1	List of subsidiaries

23.1*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.2#	Consent of EY Godkendt Revisionspartnerselskab, independent registered public accounting firm

24.1#	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Previously filed.
†	Portions of the exhibit have been excluded because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Copenhagen, Denmark, on the 26th day of October 2021.

IO Biotech, Inc.

By:	/s/ Mai-Britt Zocca, Ph.D.
Mai-Britt Zocca, Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mai-Britt Zocca, Ph.D. Mai-Britt Zocca, Ph.D.	Chief Executive Officer; Director (Principal Executive Officer)	October 26, 2021

/s/ Keith Vendola, M.D., M.B.A. Keith Vendola, M.D., M.B.A.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 26, 2021

* Peter Hirth, Ph.D.	Chairman of the Board	October 26, 2021

* Kathleen Sereda Glaub	Director	October 26, 2021

* Emmanuelle Coutanceau, Ph.D.	Director	October 26, 2021

* Christian Elling, Ph.D.	Director	October 26, 2021

* Claus Andersson, Ph.D.	Director	October 26, 2021

* Priyanka Belawat, Ph.D.	Director	October 26, 2021

* Jack B. Nielsen	Director	October 26, 2021

* Vanessa Malier	Director	October 26, 2021

*By	/s/ Mai-Britt Zocca, Ph.D.
Mai-Britt Zocca, Ph.D.
Attorney-in-Fact